

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Via E-Mail
Mr. Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re: Delta Air Lines, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have reviewed your response letter dated April 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Note 12. Equity and Equity Compensation, page 82

1. We note your response to our prior comment number 6 in which you indicate that you do not believe that disclosures related to your stock based compensation plans are material to an understanding of your financial statements as a whole and as such you do not believe that all of the disclosures outlined in ASC 718-10-50 are required. Due to increased emphasis of investors and others on stock-based compensation arrangements in recent years, it is generally the staff's position that stock-based compensation plans are of material interest to investors and other users of the financial statements and therefore the disclosures outlined in ASC 718-10-50 should generally be provided unless stock-based compensation plans are clearly immaterial to the financial statements. As compensation expense recognized under your stock-based compensation plans totaled approximately 9% and 15% of your pre-tax earnings during 2011 and 2010 we do not believe that these

arrangements are immaterial in relation to your financial statements as a whole. Accordingly, as requested in our prior comment, please revise the notes to your financial statements to include the disclosures outlined in ASC 718-10-50, as applicable.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief